Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF FEBRUARY 5, 2018

DATE, TIME AND PLACE: On February 5, 2018 at 12 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, sala 8, in São Paulo, State of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the elected members.

RESOLUTION UNANIMOUSLY MADE:

Following examination of the Company’s financial statements for the fiscal year of 2017, the Councilors resolved to draft the following opinion:

“After examining the Company’s account statements for the year ended December 31, 2017 and verifying the accuracy of all the elements examined, considering the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the necessary conditions to be submitted for the examination and approval of the Stockholders.”

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 5, 2018. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Carlos Roberto de Albuquerque Sá – Councilors.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer